UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

INOZYME PHARMA, INC.

(Name of Subject Company (Issuer))

INCLINE MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

BIOMARIN PHARMACEUTICAL INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45790W108

(CUSIP Number of Class of Securities)

Alexander Hardy

President and Chief Executive Officer

G. Eric Davis

Executive Vice President & Chief Legal Officer

BioMarin Pharmaceutical Inc.

770 Lindaro Street

San Rafael, California 94901

(415) 506-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Chadwick Mills, Esq.

Siana Lowrey, Esq.

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Incline Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Inozyme Pharma, Inc., a Delaware corporation, for $4.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth in “Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby further amended by deleting the second paragraph under the section entitled “—Antitrust Approvals” starting on page 57 in its entirety and replacing it in its entirety with the following paragraph:

“On June 2, 2025, each of Parent and Inozyme filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Transactions. On June 16, 2025, at 10:31 a.m., Eastern Time, the FTC granted a request for the early termination of the waiting period under the HSR Act. Accordingly, the condition to the Offer requiring that any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) applicable to the Offer or the Merger under the HSR Act shall have been received or shall have been terminated or expired, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See “Section 15—Conditions to the Offer”.”

The information set forth in “Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby further amended by adding the following paragraphs at the end of the section:

“Litigation

As of June 16, 2025, two complaints had been filed in state court by purported stockholders of Inozyme challenging certain disclosures in the Schedule 14D-9. Both complaints were filed on June 11, 2025 in New York state court and are captioned Kent v. Inozyme Pharma, Inc., et al., Index No. 653546/2025, and Clark v. Inozyme Pharma, Inc., et al., Index No. 653529/2025 (together, the “Complaints”). The Complaints name as defendants, Inozyme and each member of the Inozyme Board.

The Complaints assert claims under New York common law for negligence and negligent misrepresentation and concealment. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the respective plaintiffs.

As of June 16, 2025, Inozyme had also received ten stockholder demand letters, all of which generally demand that certain allegedly omitted information in the Schedule 14D-9 be disclosed. Additional lawsuits or demand letters may be filed against or received by Inozyme, the Inozyme Board, Parent and/or Purchaser in connection with the Transaction, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, Purchaser, Parent or Inozyme will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 17, 2025

Incline Merger Sub, Inc., a Delaware corporation

By:	/s/ G. Eric Davis
G. Eric Davis President

BioMarin Pharmaceutical Inc.,
a Delaware corporation

By:	/s/ G. Eric Davis
G. Eric Davis
Executive Vice President, Chief Legal Officer